ALLIED GOLD LIMITED

CORPORATE PRESENTATION
September 2009

Presented by Mark Caruso – Executive Chairman





Cautionary Statement

Forward-Looking Statements

- *This press release contains forward-looking statements concerning the projects owned by Allied.*
- *Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralization that will be found if and when a deposit is developed and mined.*
- *Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.*
- *Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.*

Not an offer of securities or solicitation of a proxy

- *This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities.*
- *Any offer will be made only through an information circular or proxy statement or similar document.*
- *Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.*
- *Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).*

Competent Person's Statement

The information in this presentation that relates to project financial modelling, mining, exploration and metallurgical results, together with any related assessments and interpretations, has been approved for release by Mr. C.R. Hastings, MSc, BSc, who is Member of the Australian Institute of Mining and Metallurgy, and a qualified geologist and full-time employee of the Company. Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". This presentation report is a summary and based on Code-compliant Public reports to the ASX, including Company Announcements and Quarterly reports, and Company Annual reports. Mr Hastings consents to the release of the information in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Ore Reserves has been compiled by Mr J Battista of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Battista has had sufficient experience in Ore Reserve estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Battista consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

The information in this presentation that relates to Mineral Resource Estimates for Sorowar, Pigiput Bekouw and Pigiput has been compiled by Mr S Godfrey of Golder Associates who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Godfrey has had sufficient experience in Mineral Resource estimation relevant to the style of mineralisation and type of deposit under consideration to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Mr Godfrey consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Directors and Key Management

Directors:

Mark Caruso – Executive Chairman
Monty House – Non Executive Director
Tony Lowrie – Non Executive Director
Greg Steemson – Non Executive Director
Frank Terranova – Executive Director

Key Management:

Peter Torre – Company Secretary
Ross Hastings – GM Resource Development
Peter Du Plessis – GM Simberi Gold Project
Phil Davies – Chief Geologist

Shareholders (as at 31 July 2009)

Ordinary shares on issue:	472,643,276
Options (unlisted) on issue:	48,832,688
Market capitalisation:	A$200,873,392
Top 20 Shareholders (beneficial):	65.5%

Substantial shareholders:

- M & G Investment Management	19.85%
- Baker Steel Capital Managers	8.32%
- Capital Research Global Investors	5.51%
- Fidelity	4.40%
- Other global institutional investors (<10)	15.50%
- Barrick Gold Corporation	4.07%
- Mineral Commodities Limited	2.45%
- Mark Victor Caruso and associates	1.73%

Geographic breakdown:



% Ownership
70%
60%
50%
40%
30%
20%
10%
0%
6%
69%
18%
7%
Australia
UK
USA/Canda
Other

The Allied Gold Approach

- Identify under developed assets with embedded long term value
  - Risk management focus
  - Project delivery focus

- Self sustaining approach
  - Ownership of core infrastructure including drill rigs and ocean vessel
  - Mix of owner operated and contractor operated equipment
  - Dedicated aircraft charter

- Experience in landowner and stakeholder relationships
- Outcomes focused culture
- Encourage innovation

PACIFIC RING OF FIRE



TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Ponguna
Ok Tedi
Wafi
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS
RING OF FIRE

ALLIED GOLD PRECINCT


Tabar Islands
New Ireland
Bismarck Sea
PAPUA NEW GUINEA
New Britain
Solomon Sea
Port Moresby
Coral Sea
N
AUSTRALIA


LIHIR GOLD MINE
TABAR ISLANDS GOLD PROJECT
Pacific Ocean
Tabar Group
Lihir Group
New Ireland
Tanga Group
Fendi islands
Bismarck Sea
NEW BRITAIN
Solomon Sea
N

Allied Gold Portfolio

GOLD PRODUCTION	• Simberi Oxides production of ~80,000 ounces per annum • Current oxide mine life of 10 years + • Target cash costs of < US$375 per ounce
DEVELOPMENT PORTFOLIO	• Simberi oxide expansion from 2.0Mtpa plant to 3.0Mtpa. Study complete in September 2009. Production to increase to around 100,000 ounces per annum post expansion • Simberi Sulphide PFS progressing. 70,000 - 100,000 ounces of production per annum expected from Sulphide deposits
EXPLORATION PORTFOLIO	• Simberi oxide and sulphide mineralisation not yet fully defined • Tatau and Big Tabar island under explored • Barrick JV on Tatau and Big Tabar Island • Total of approximately 275 Km^2 of tenure
INDUSTRY CONSOLIDATION	• Assessing opportunities to acquire projects with embedded long term value • Well placed to participate in global industry consolidation
TARGETED PRODUCTION	• Target production by 2013 of approximately 250,000 ounces per annum through organic growth

Production Profile


300,000
250,000
200,000
150,000
100,000
50,000
0
Production - Ounces
2008
2009
2010
2011
2012
2013
2014
Tabar
Sulphide
Oxide
Total Production

Resource Profile


6,000
5,000
4,000
3,000
2,000
1,000
0
Resource ounces (thousands)
ALD Acquisition
1981
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

MILESTONES

2003	2006	Feb 2008	Aug 2008	Jan 2009	Mar 2009	May 2009	June 2009	Mar 2010	2010 onwards
Allied acquires Nord, undertakes bankable feasibility	Allied Board approves Oxide Project	First gold poured	Barrick begins JV activity on EL609	Sulphide feasibility study announced	Project financing repaid	1.2Moz reserves, 4.7Moz resources (incl reserve)	100,000* oxide oz of production	Sulphide PFS completed	Accelerate growth initiatives

Project Performance – Key Metrics

Parameter	Unit of measure	Original Project [3] Synopsis (2006)	July 2008 to June 2009 Actual	July 2009 to June 2010 **Estimate**
Waste mined	Tonnes p.a	*281,350*	199,746	614,000
Ore mined	Tonnes p.a	*1,918,650*	1,708,765	2,176,000
Ore processed	Tonnes p.a	*2,200,000*	1,654,149	2,080,000
Grade	g/t gold	*1.37*	1.64	1.29
Recovery	%	*84*	83.2	88
Avge Life of Mine	Years	*8.2*	10+	10+
Gold produced	Ounces p.a.	*84,000* [1]	72,609	80,000
Average cash cost	AUD / oz	*520*	651	646
Average cash cost	USD / oz	*440*	490	485
Gold sold	Ounces p.a	*80,000*	69,880	80,000
Average sale price	AUD / oz	*740*	1,086	1,000 [2]
Average sale price	USD / oz	*630*	783	750[2]

- Original Synopsis:
- Innovative ore delivery system (aerial rope conveyor)
- Scaleable to accommodate oxide expansion or leverage sulphide circuit (potential)
- Self sustaining approach to logistics and support infrastructure
- Despite developing during mining and infrastructure boom:
  - Actual capex of AUD94 million compared to initial forecast of AUD 80 million
  - First gold pour February 2008 Initial forecast was December 2007

[1] Average over LOM

[2] Internal budget rate

[3] BFS study

Cash Cost Initiatives

- Workforce Optimisation
  - Roster optimisation in progress
  - FIFO Travel – charter commenced August 2009
  - Focus on local workforce training programs
- Further Plant Optimisation
  - Thickener scoping study in progress
  - Scats crushing capability installation done by October 2009
  - Oxide plant expansion *(see slide 14)*
- Reagent consumption
  - Freshwater initiatives commenced with positive results
  - Lime slaking plant
- Fuel
  - Natural reduction in global fuel price but partially offset by FX
  - HFO study completed and under review

Capital and Exploration Expenditure

- Exploration budget ≈ A$ 6 million p.a. at Simberi
  - Tabar Island accelerated program currently being designed.
- Sustaining capital expenditure ≈ A$ 4 million p.a.
- Improving capital expenditure ≈ A$ 6 million for 2009/10
- Sulphide PFS between A$ 5 million and A$ 10 million
- Allied Gold continuing reinvestment into the project

Oxide Expansion



3.6 Mtpa Process Plant Upgrade
2.5 MW SAG Mill
New Primary Feed System
New Scats Crusher Circuit
Additional Leach Tank Capacity
Additional Elution Capacity
Existing Ball Mill and Scrubber Obsolete - available as standby

Oxide Expansion

- GRES appointed as design and construction engineers
- Plant optimization and expansion from nominal 2.0M tpa to 3.0M tpa report completed.
- Initial CAPEX estimates range between A$25M – A$35M (subject to final review)
- Initial estimates of 30 – 40 weeks of project work required for completion.
- Increase in an additional 15k – 20k of annual gold production.
- Operating cost structure improvements result due to scale.

Simberi Total Resources March 2009 - Above 0.5g/t Au Cut-off Grade

Simberi Material all Deposits	Measured			Indicated			Inferred			All Categories		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	13.83	1.24	553	13.63	1.06	465	7.62	1.07	262	35.07	1.14	1,280
Transitional	0.60	1.18	23	1.71	1.15	63	2.05	0.89	59	4.36	1.03	145
Sulphide	1.30	0.93	39	16.92	1.36	742	69.54	1.12	2,504	87.76	1.16	3,285
Total Resource	**15.73**	**1.22**	**615**	**32.26**	**1.22**	**1,270**	**79.21**	**1.11**	**2,825**	**127.19**	**1.15**	**4,710**

Simberi Gold Resources Profile


5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Kozs Au
ALD Acquisition
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

Simberi mineralisation types:

- **Oxide material -** extremely weathered (cyanide leach recoveries > 86%), 0.5 g/t Au cutoff
- **Transitional material -** distinctly weathered (cyanide leach recoveries 50-86%), 0.5 g/t Au cutoff
- **Sulphide material -** Slightly weathered to fresh (cyanide leach recoveries generally,<10% to 50%), 0.5 or 1.0 g/t Au cutoff, variable top cuts.

Other information:

- **Exploration cost per oz for recent resource upgrades was US$2.00p/oz**
- Doubling of resource ounces since acquisition by ALD
- Track record in delivering ounces

SIMBERI SULPHIDES RESOURCES



Sorowar 1083koz
(38.10Mt @ 0.88 g/t Au)
Pigibo 68Koz
(1.40Mt @ 1.50g/t AU)
Botlu 87koz
(1.5Mt @ 1.80g/t Au)
Pigiput 1902koz
(43.7Mt @ 1.35g/t Au)
Pigicow 81koz
(2.0Mt @ 1.26g/t Au)
Samat North 10koz
(0.06Mt @ 5.40g/t Au)
Bekou 42koz
(0.94Mt @ 1.40 g/t Au)
Samat South 11koz
(0.06Mt @ 5.60g/t Au)
500
metres
N

Simberi Sulphide Study focused on Pigiput Indicated and Inferred Resource of 1,902,000 ozs (May 2009)

Sulphide Resources	All Categories Measured, Indicated & Inferred (0.5g/t Au Cut-off)		
Deposit	Mt	g/t Au	Koz
Sorowar	38.10	0.88	1084
Pigicow	2.00	1.26	81
Bekou	0.94	1.40	42
Samat South	0.06	5.60	11
Samat North	0.06	5.40	10
Samat East			
Pigiput	43.70	1.35	1902
Pigibo	1.40	1.50	68
Botlu	1.50	1.80	87
Total Resources	**87.76**	**1.16**	**3285**

Pigiput Inferred & Indicated Resources at various cut-off grades

Cut-off g/t	Mt	g/t Au	Cont Au Koz
1.0	22.62	2.11	1,535
2.0	7.06	3.63	824

- Sulphide resources already outlined below known oxide deposits:
  - Sorowar
  - Pigicow & Botlu
  - Pigibo
  - North & South Samat
- Hidden targets presented by interpretation of geophysical survey data



SDH011 83.3 – 167.0m 83.7m @ 2.35g/t

Sulphide Development +1Moz

- Sulphide Expansion Project
  - Scoping Study focused on the Pigiput mineralisation completed Q1 2009
  - Comminution & flotation phase 1 testwork completed, phase 2 commenced
  - PFS due March 2010
  - Exploration down dip has intersected thick zones of mineralisation
  - Infill drilling at Pigiput continuing and will completed Q4 2009
  - Estimated additional annual production 70,000 to 100,000 oz
- Synergy on existing infrastructure (development and operations de-risked)

Initial Conceptual Pit Design Pigiput


OXIDE
SULPHIDE

Pigiput Sulphide Drilling August 2009

- Sulphide mineralisation occurs about 75m below surface overlain by mineralised oxides.
- Sulphide Inferred & Indicated Resources of 1,902Kozs gold including 199Koz Probable Reserves
- Current surface oxide pit Proved and Probable Reserves 185,000ozs gold
- 9,000m infill drilling program continuing and **confirms grade and width**
- 5 metallurgical holes completed



44,100 mE
44,200 mE
44,300 mE
44,400 mE
44,500 mE
44,600 mE
44,700 mE
44,800 mE
44,900 mE
209,300 mN
209,200 mN
209,000 mN
208,900 mN
208,800 mN
208,700 mN
100
metres
5m Contours
Rope Con
Previous Drilling
Pigiput Sulphide Drilling
Metallurgical Holes
Pigiput Pit
PIGIPUT SULPHIDE PROJECT
METALLURGICAL & RESOURCE
HOLES

PIGIPUT SULPHIDES

- Exploration demonstrating excellent potential to underpin sulphide development
- Down dip potential for additional gold resources
- Substantial resource increase in both oxides and sulphide (see table below)
- Ongoing infill drilling continues to confirm gold tenor & width


SDH039
Pigiput Pit Design
OXIDE
SULPHIDE
SDH033
SDH036
SDH035
PIGIPUT DEPOSIT
44480mE
SCHEMATIC SECTION
AUGUST 2009
Resource Category
Measured
Indicated
Inferred

Pigiput Resources May 2009

Material	November 2006			May 2009			Change		
	Mt	g/t Au	Koz	Mt	g/t Au	Koz	Mt	g/t Au	Koz
Oxide	2.97	0.93	89	8.3	0.95	253	5.33	0.96	164
Transitional				1.7	0.90	49	1.7	0.90	49
Sulphide	4.7	3.20	484	43.7	1.36	1,905	39	1.13	1,421
Total	13.5	1.73	750	53.7	1.28	2,207	40.2	1.13	1,457

This table shows rounded estimates. This rounding may cause some apparent computational discrepancies

EXPLORATION



MAPUA
BIG TABAR
ALLIED GOLD LTD
SIMBERI, TATAU, BIG TABAR & MAPUA ISLANDS
ML136 & EL609 LOCATIONS

Simberi Project – Known Prospects and Permits



2
kilometres
ML136
SOROWAR
KEKENMINDA
PATAN
Monun
PIGIBO
PIGIPUT
BOTLU
Plant Site
Pigiput Camp
PIGICOW
Pigiput Bay
SAMAT
Thompsons Dam
Coronus Pits
Pigiput
Plantation
BEKOU
Pikung
Plantation
Aerodrome
Bekou
SIMBERI ISLAND
Pit Design Outlines
Settlement Hamlets
Inactive Commercial
Coconut Plantations
Ropecon Path
ML 136
EL 609

Simberi Island – Known Prospects, Infrastructure and Permit ML136

SIMBERI GOLD RESOURCES

Proven exploration success

- Cost effective<USD10/resource oz
- More than doubled sulphide resources
- Added plus 0.25M ozs in oxide resources


Simberi Gold Resources
Au kozs
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
November 06
May 09
Sulphide
Transitional
Oxide

SIMBERI MINEABLE RESERVES

Proven exploration success

- Sulphide resource conversion to reserves continues to be a focus.
- Additional 3 years oxide mine life



Simberi Reserves & In-pit Mineral Resources
Au koz
1400
1200
1000
800
600
400
200
0
171
24
590
171
420
652
2005
2009
Other
Pigiput
Sorowar

SIMBERI OXIDE DEPOSITS


Total Reserves & In-Pit Resources 1244koz
Sorowar 652koz (16.86Mt @ 1.20 g/t Au)
Pigibo 64koz (1.91Mt @ 1.05 g/t Au)
N
Botlu South 41koz (0.92Mt @ 1.40 g/t Au)
Pigiput 420koz (8.24Mt @1.59 g/t Au)
Samat North 20koz (0.24Mt @ 2.61 g/t Au)
Samat East 14koz (0.32Mt @ 1.43 g/t Au)
Samat South 31koz (0.23Mt @ 4.28 g/t Au)
(includes 199koz Probable Sulphide Reserve at Pigiput [1.85kt at 3.33g/t Au])

EXPLORATION – Pigibo Oxides

- On-going program of infill RC and DD drilling of current 74,000 oz Au Inferred resource
- RC1777 – 15m @ 2.68g/t Au from 60m (OX)

  – 19m @ 2.29g/t Au from 78m (OX)
- RC1792 – 8m @ 1.47g/t Au from 25m (OX)

  – 27m @ 2.29g/t Au from 93m (OX, TR)
- Open at depth and along strike to east (towards Pigiput)


A
B
RC1777
RC1792
Pigibo Prospect
Section 43700mE
75 metres


Before 2009 Drilling
75m
After 2009 Drilling
B
A
75m

Predictive Gold Grade Shells

EXPLORATION – 2009
Terrain Electromagnetic (TEM) Survey Data



Simberi Island and approx caldera margin


Sorowar
Pigibo
Long Section
Pigiput
Botlu
Samat

Simberi Gold Deposits and Drill Hole Collars

TEM – 100m Resistivity with DH Collars

EXPLORATION – Geophysical Survey Data



BOTLU – PIGIBO – PIGIPUT – SOROWAR
NW looking Long Section
Botlu
Pigibo
Pigiput
SE Sorowar

IP Inversion with interpreted structural footwalls to main zones of mineralisation

Barrick Farm In


N
POLE - DIPOLE SURVEYS
MODELLED CHARGEABILITY 100M BELOW SURFACE





Barrick Farm In

Summary of key terms

- Letter of Intent signed March 2008
- Barrick committed to minimum expenditure of AUD2 million in the first two years
- Barrick required to sole fund A$ 8 million within four years to earn a 51% interest
- Barrick can increase to 70% if it spends a further A$ 12 million in the next 4 year period
- If Barrick withdraws before earning a 51% interest, it retains no interest in the venture
- Barrick subscribed for 17,647,057 ALD shares at A$ 0.85 per share – an injection of AUD15 million into ALD
- Sole mining risk and buy back provision prescribed in the agreement for ALD

BARRICK FARM IN – Tabar / Tatau Strategy



EL609 (A)
ML136
Simberi Island
Tatau Island
EL609(B)
ALLIED GOLD LTD
EL609
AEROMAGNETICS
Big Tabar Island
EL609(C)

Essentially a search for large alkaline Cu-Au alteration systems on Big Tabar and Tatau Islands



Banessa Alteration and planned holes



Tupinda Logging

BARRICK FARM IN – Tupinda


SURFACE ALTERATION
chlorite
silica
epidote
magnetite
fracturing
Basaltic volcanics
TPD3
TPD2
TPD4
TPD1
Tupinda Intrusion Complex
Zone of more intense fracturing & ep-mt alteration
500m
Tupinda Prospect
Area of >0.2g/t gold
Volcanics
Reef - Limestone
Prospect Location
Tatau Island
Big Tabar Island
Banessa Prospect
10km

Weak Cu-Mo-Au mineralisation found in holes TPD1, TPD3 and TPD4.

Better intercepts:	TPD1	118m @ 0.11% Cu, 0.05g/t Au and 191ppm Mo from 171m
	TPD3	39m @ 0.12% Cu, 0.09g/t Au and 193ppm Mo from 282m



BARRICK FARM IN – Banessa


BND2
(completed)
BND7
(completed)
BND4
(completed)
BND6
(completed)
BND5
(completed)
BND3
(completed)
200m
Biotite Diorite
Equigranular Diorite
Hornblende Diorite
Agglomerate
Polymict Breccia
Pyroxene Porphyry
Undifferentiated Diorite

Cu / Au alkaline porphyry style mineralisation found, with better intercepts:

BND2 : 22 m @ 0.32 % Cu and 1.58 g/t Au from 54 m
BND5 : 69 m @ 1.13 % Cu and 0.83 g/t Au from 50 m
BND6 : 77 m @ 0.95 % Cu and 0.46 g/t Au from 62 m
BND7 : 18 m @ 0.36 % Cu and 1.38 g/t Au from 398 m

Corporate

- Cash at bank 30 June 2009 of AUD20M
- Uncomplicated capital structure
- No bank debt
- Strong and supportive shareholder base

Hedging Profile at 30 June 2009

FY2010	34,429	@ US$700
FY 2011	20,154	@U$700
Total	54,583oz	

SECTOR METRICS 31/07/09	
EV/RESOURCES	A$38
EV/RESERVE	A$147

OVERVIEW OF ALLIED GOLD

Focus	Key attributes
GOLD PRODUCTION	• Simberi Oxides production of ~80,000 ounces per annum • Current oxide mine life of 10 years + • Target cash costs of < US$375 per ounce (short term < US$450 per ounce)
DEVELOPMENT PORTFOLIO	• Simberi oxide expansion from 2.0mtpa plant to 3.0mtpa. Study complete in September 2009. Production to increase to around 100,000 ounces per annum post expansion • Simberi Sulphide PFS progressing. 70,000 - 100,000 ounces of production per annum expected from Sulphide deposits
EXPLORATION PORTFOLIO	• Simberi oxide and sulphide mineralisation not yet fully defined • Tatau and Big Tabar island under explored • Barrick JV on Tatau and Big Tabar Island • Total of approximately 275 km^2 of tenure
INDUSTRY CONSOLIDATION	• Assessing opportunities to acquire projects with embedded long term value • Well placed to participate in global industry consolidation
TARGETED PRODUCTION	• Target production by 2013 of approximately 250,000 ounces per annum through organic growth

FY 2009

EBITDA	A$14.59M
Net Cash flow from Operations	A$21.56M
Operating Result after Tax	A($8.22M)*

Includes (A$26.9M) of non cash items e.g. D&A, share based payments, investment write downs.

- Cash Costs p/oz approx — A$651 / US$490
- Realized Price p/oz approx — A$1086 / US$783

NOTE:

- FY 2009 and start of FY 2010 impacted by unseasonal weather factors
  - 1 in 10 year weather event:



Rainfall
Calendar 2009
MM
8000
7000
6000
5000
4000
3000
2000
1000
0
SOROWAR
Pigiput
Rainfall
Average Annual
2005 - 2009
Actual
Rainfall 2009
YTD (Aug 2009)



Rainfall Days
28
21
14
7
0
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Days of Rainfall 2009
Dry days









